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                    ESCELSA ANNOUNCES RATE INCREASE OF 17.30%
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August 7, 2003 - Espirito Santo Centrais Eletricas S.A. - ESCELSA today announced that the Brazilian Electric Energy Regulatory Agency (ANEEL) authorized an average annual tariff increase of 17.30% for the customers in the Company's concession area, which will be effective as of today, August 7, 2003.

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 ESPIRITO SANTO CENTRAIS ELETRICAS S.A.-ESCELSA        According to Resolution N(0) 390 of August, 6 2003, the National Electric
 Rua 7 de Setembro 362, Centro-Vitoria-ES-Brazil       Energy Agency - ANEEL, authorized an average annual tariff increase of
 CEP: 29.015-000                                       17.30% for the customers of ESCELSA, which will be effective as of today,
                                                       August 7, 2003.

 For Further Information, contact:                     The  increase  is an  integral  part of the  concession  contract  and is structured  to  compensate  for changes in cost  structure  as  described below:
 Paulo Roberto Zibetti Jorge
 Investor Relations Coordination                       |X|      8.96% corresponds to costs outside ESCELSA's control,  which are
 Phone:    55-27-3321-9135                                      passed through,  such as energy purchased  FURNAS,  transmission
 Fax:      55-27-3321-9350                                      charges and sector charges
 e-mail: zibetti@escelsa.com.br

                                                       |X|      7.79%  corresponds  to costs  within the  control  of  ESCELSA's
                                                                management,   which  were   adjusted   according  to  the  IGP-M
 Curtis Smith                                                   inflation index,  reduced by a 0.63% discount,  which represents
 Thomson Financial                                              the  pass-through  of  productivity  gains  to  customers.  This
 Phone: 11-3897-6405                                            discount  is also  known as the "x-  factor,"  which  was set by
 e-mail: curtis.smith@thomsonir.com.br                          ANEEL at ESCELSA's  Periodic Tariff Revision conducted in August of 2001.

 Sergio Pereira Pires
 Investor Relations Director                           |X|      0.54% is related to  compensation  for costs incurred by ESCELSA
 Phone: 55-27-3321-9163                                         during the energy  rationing  period,  as  approved by ANEEL in
 Fax:     55-27-3222-8949                                       Decree n(0)154 of 28/03/2003.
 e-mail: sergiop@escelsa.com.br

                                                        The appreciation of the Brazilian real against the U.S. dollar and the reduction in tariff charged by ITAIPU resulted in an overall decrease in energy costs purchased from ITAIPU. The impact of this decrease was fully passed-through to customers by way of a 4.89-percentage
                                                        -point reduction on rates charged to customers (already reflected in the tariff increase effective today).

                                                        The rate adjustment will be applied to customer segments as per the table below:

                                                             SEGMENT                                    TARIFF INCREASE
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                                                        HIGH TENSION

                                                        A2 (tension between 88 kV  and 138kV)           20.85%

                                                        A3 (tension of 69kV)                            19.80%

                                                        A3a (tension between 30 kV and 44 kV)           18.61%

Espirito Santo Centrais  Eletricas S.A. - ESCELSA       A4 (tension between 2.3 kV and 25 kV)           17.44%
is a public Brazilian corporation,  controlled by
the Group  Eletricidade  de Portugal  S.A. - EDP,       LOW TENSION
through  IVEN  S.A.  Engaged  in the  generation,
transmission,   distribution   and  the  sale  of       B (tension below of 2,3kV)                      15.38%
electric energy,  in the State of Espirito Santo.
ESCELSA's  concession  area  cover  70 of  the 77       As per  Ministerial  Decree N(0) 116 of April 4, 2003, the balance of the
municipalities  that comprise the entire State of       Parcel "A" Cost Variations  Compensation Account - CVA (cost items that
Espirito   Santo,   within   41,372  km(2), which       are not  covered by tariff  adjustments)  from  August of 2002  through
represent  90%  of  the  geographic  area  of the       July 2003, equivalent to 4.10%, for which compensation was expected to be
State,  ESCELSA is the  majority  shareholder  of       included in the current rate repositioning, will be applied over a period
MAGISTRA   PARTICIPACOES   S.A.,   which  is  the       of 24 months starting in August 2004.
controlling  shareholder of EMPRESA Energetica de
Mato Grosso do Sul S.A. - ENERSUL,  concessionary
of generation,  transmission  and distribution of
electric  energy in the  State of Mato  Grosso do
Sul.

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